305 Camp Craft Road, Suite 525,
Austin, TX 78746
512.222.0975

April 28, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	H. Roger Schwall
Assistant Director

Dear Sirs:

Re:	Arkanova Energy Corporation (the “Company”)
Annual Report on Form 10-K
Filed December 23, 2014
File No. 0-51612

Thank you for your letter of April 15, 2015 in regard to the Annual Report on Form 10-K filed by the Company on December 23, 2014. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of April 15, 2015. Please also find enclosed a blackline (the “Blackline”) indicating the proposed amendments to the Form 10-K in response to your comments.

General

1.

We note your statement on page 15 that the completion of the Tribal-Max 1-2817 well included “a six stage frac consisting of approximately 12,410 barrels of stimulation fluid and 474,981 pounds of sand,” and your disclosure that “three other wells within the field were also stimulated.” Please expand your disclosure where appropriate to convey clearly the extent to which hydraulic fracturing is employed in your operations.

In response to your comment #1, we have updated and expanded the disclosure on page 14, as follows:

Previous text:

“The Tribal-Max 1-2817 as of the date of this report was still flowing back at a high rate and pressure. Completion of the Tribal-Max 1-2817 included a six stage frac consisting of approximately 12,410 barrels of stimulation fluid and 474,981 pounds of sand. Three other wells within the field were also stimulated, achieving near to or exceeded design parameters.”

Updated text:

“The Tribal-Max 1-2817 as of the date of this report was still flowing back at a high rate and pressure. Completion of the Tribal-Max 1-2817 included a six stage frac consisting of approximately 12,410 barrels of stimulation fluid and 474,981 pounds of sand. Three other wells within the field were also stimulated, achieving near to or exceeded design parameters, which consisted of approximately 3,379 barrels of stimulation fluid and 92,650 pounds of sand. We have not done any fracturing of wells since August 2011 and do not have any planned for the future.”

Management’s Discussion and Analysis, page 19

Results of Operations for the Years Ended September 30, 2014 and 2013, page 19

2.

Please quantify the amount of year-over-year variance in operating results that is attributable to each factor cited as a cause of such variance. Address also significant changes in balance sheet items such as prepaid expenses, project advances and notes payable – not just that they changed but the reasons why that was the case.

In response to your comment #2, we have updated and expanded the disclosure from pages 18 to 19 with respect quantifying the amount of year-over-year variance in operating results that are attributable to each factor cited as a cause of such variance. Please see the Blackline. In addition, we have updated and expanded the disclosure on page 20, as follows:

“Significant changes in balance sheets items

Prepaid expenses and other

At September 30, 2014, our company has $609,512 of prepaid expenses and other assets compared to $299,147 at September 30, 2013. The balance consists of amount receivable from our company’s working interest partners and other prepaid expenses. At September 30, 2014, $135,231 is receivable from Aton compared to $67,431 at September 30, 2013. At September 30, 2014, $462,550 is receivable from Knightwall compared to $225,249 at September 30, 2013. The increase in prepaid expenses and other assets during the year ended September 30, 2014 is a result of the partners’ portion of cost in excess of their portion of revenue.

Project advances

In the spring of 2014, the US Environmental Protection Agency issued an injection well permit to Provident Energy Of Montana, LLC, Arkanova’s 100% owned subsidiary, for the purpose of water injection into the MAX 1 well # 2817. The permit allowed our company to commence the reactivation of waterflood operations on our company’s Montana lease acreage, The Two Medicine Cut Bank Sand Unit. Waterflood operations have started in October 2014 and are continuing as of the date of this report.

During the year ended September 30, 2014, our company received advances of $1,395,000 from the other working interest partners in relation to the Waterflood project. There were no advances received during the year ended September 30, 2013. At September 30, 2014, our company holds a balance of $812,114 of project advances shown as a current liability on the consolidated balance sheet. These funds will be used for costs incurred on the waterflood project.”

In response to your comment #2, the significant change in notes payable was explained in the following paragraph on page 22:

On November 22, 2013, our company and our wholly owned subsidiary, Arkanova Acquisition Corporation, entered into a note amendment and interest conversion agreement with Aton to be effective November 15, 2013, whereby: (i) Aton agreed to increase the amount outstanding under the 2013 Note by $1,705,000.00 such that the outstanding principal balance under the 2013 Note equals 11,811,025.00; (ii) Aton shall converted the outstanding accrued interest equal to US$466,815.29 into 4,668,152 shares of our common stock at a deemed price of US$0.10 per share; and (iii) Aton agreed to extend the maturity date under the 2013 Note from March 31, 2014 to December 31, 2015. The 2013 Note was deemed to be amended in all manners and respects in order to effect the additional loan amount, the conversion and the extension and, in all other respects, the 2013 Note will remain unchanged and in full force and effect.

Notes to Consolidated Financial Statements

Note 19 – Supplemental Oil and Gas Information, page 43

Proved Oil and Gas Reserve Quantities, page 44

3.

The reserves figures disclosed here and on page 13 appear to be based on a convention using a comma to denote a decimal place, for example the 33,090 MBbl of oil for the period ending September 30, 2014. The corresponding reserve figure provided in the reserve report filed as Exhibit 99.4 is presented as 33,090 barrels of oil. To ensure consistency between the figures presented in your Form 10-K with the figures disclosed in your third party engineer’s report, please revise the disclosure throughout your filing on Form 10-K to use a period to denote the decimal point.

In response to your comment #3, we have replaced the references to “Mbbl” with “BBL” on pages 13 and 44 to correct the thousand barrels of oil denomination to the barrels of oil denomination. Please see the Blackline.

Directors, Executive Officers and Corporate Governance, page 48

Corporate Governance, page 51

Director Independence, page 51

4.

We note your description of Mr. Hofer on pages 51, 52, and 58 as a “non-employee director” who is “independent as defined by NASDAQ Listing Rule 5605(a)(2).” You state on page 49 that Mr. Hofer “leads business development for [y]our company” and has been working for your company since March 2007. Please reconcile these apparently contradictory disclosures.

In response to your comment #4, Mr. Hofer is a non-employee director who is independent as defined by NASDAQ Listing Rule 5605(a)(2); Therefore, we have updated the disclosure on page 48 as follows:

Previous text:

“Mr. Hofer is a director of our company. Mr. Hofer leads business development for our company and has been instrumental in securing our company’s largest project acquisition to date. Mr. Hofer brings over fifteen years of international financial and management expertise to our company. He served from January 2005 to September 2007 as Group CFO for Argo-Hytos Ltd., a mobile hydraulic application manufacturer, headquartered in Baar, Switzerland. Prior to this, Mr. Hofer served from September 2001 to March 2004 as chief of staff and deputy of the group CEO at Schneeberger Ltd, a linear technology manufacturer, located in Roggwil, Switzerland. Prior to this time, Mr. Hofer served in various executive management leadership roles in several industrial and financial service companies in Switzerland. Mr. Hofer holds an MBA from the University of Chicago (2004) and a B.S. in Economics and Management from the University for Applied Science for Business and Administration in Zurich (1993). Mr. Hofer is also a Certified Management Accountant in Switzerland.

We believe Mr. Hofer is qualified to serve on our board of directors because of his knowledge of our company’s history and current operations, which he gained from working for our company since March 2007, in addition to his education and business experiences as described above.”

Updated text:

“Mr. Hofer is an independent director of our company. Mr. Hofer has been a great resource to our company with respect to business development and was specifically instrumental in securing our company’s largest project acquisition to date. Mr. Hofer brings over fifteen years of international financial and management expertise to our company. He served from January 2005 to September 2007 as Group CFO for Argo-Hytos Ltd., a mobile hydraulic application manufacturer, headquartered in Baar, Switzerland. Prior to this, Mr. Hofer served from September 2001 to March 2004 as chief of staff and deputy of the group CEO at Schneeberger Ltd, a linear technology manufacturer, located in Roggwil, Switzerland. Prior to this time, Mr. Hofer served in various executive management leadership roles in several industrial and financial service companies in Switzerland. Mr. Hofer holds an MBA from the University of Chicago (2004) and a B.S. in Economics and Management from the University for Applied Science for Business and Administration in Zurich (1993). Mr. Hofer is also a Certified Management Accountant in Switzerland.

We believe Mr. Hofer is qualified to serve on our board of directors because of his knowledge of our company’s history and current operations, which he gained from working with our company in a director capacity since March 2007, in addition to his education and business experiences as described above.”

Certain Relationships and Related Transactions, and Director Independence, page 58

5.

You describe on pages 22 and 23 several agreements with Aton Select Funds Limited in the fiscal years ended September 30, 2013 and September 30, 2014. Please expand your disclosure here to provide the information about these transactions required by Item 404 of Regulation S-K.

In response to your comment #5, we added the following disclosure on page 57:

On November 22, 2013, our company and our wholly owned subsidiary, Arkanova Acquisition Corporation, entered into a note amendment and interest conversion agreement with Aton Select Funds Limited (“Aton”), a related person of our company as a result of holding more than 5% our common stock, to be effective November 15, 2013, whereby: (i) Aton agreed to increase the amount outstanding under a 2013 promissory note by $1,705,000.00 such that the outstanding principal balance under the promissory note equaled US$11,811,025.00; (ii) Aton converted the outstanding accrued interest equal to US$466,815.29 into 4,668,152 shares of our common stock at a deemed price of US$0.10 per share; and (iii) Aton agreed to extend the maturity date under the promissory note from March 31, 2014 to December 31, 2015.

…

On November 1, 2014, Arkanova Acquisition Corporation entered into a further note amendment agreement with Aton to be effective November 1, 2014, whereby the parties agreed:

(a)

the maturity date under the amended and restated secured promissory note issued by Arkanova Corp. to Aton as of February 6, 2013, as amended November 15th, 2013 was extended from December 31, 2015 to December 31, 2016 (the “2014 Extension”),

(b)	the current outstanding accrued interest under the note equal to US$677,836.40 was added to the principal amount of the note (the “Added Interest”),

(c)

Aton agreed to loan to Arkanova Acquisition Corporation an additional US$2,475,000.00 (the “Additional Loan Amount”) such that the outstanding balance under the note (including the Added Interest) equalled US$14,963,861.40, and

(d)

the sections of the note with respect to payment of interest in shares of our common be deleted such that interest payments in shares of our common stock is no longer allowed (the “Interest Payment Amendment”).

The note was deemed to be amended in all manners and respects related to the 2014 Extension, Added Interest, Additional Loan Amount and the Interest Payment Amendment and, in all other respects, the note remained unchanged and in full force and effect.

The Company respectfully requests that you please review the attached revisions to ensure satisfaction with the revised disclosure prior to the Company filing the requested amendment.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please do not hesitate to contact Reginald Denny, our Chief Financial Officer, at 512.222.0975.

Yours truly,

ARKANOVA ENERGY CORPORATION

/s/ Reginald Denny
Reginald Denny
Chief Financial Officer and a Director